SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 0-23210


NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

For Period Ended:     December 31, 1999
                 ---------------------------------------------------------------

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION


Full name of registrant       TRISM, Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

               4174 Jiles Road
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City, State and Zip  Kennesaw, Georgia 30144
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                         PART II. RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b) The subject annual report,  semi-annual report, transition  report on Form 10-K, 20-F, 11-K or Form -SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25
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                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company was unable to file the Form 10-K for the year ended December 31, 1999 (the "Form 10-K") within the prescribed time period for the following reasons. The Company has elected to change an accounting principle used in prior years. In a letter, dated March 22, 2000, to the Chief Accountant's office of the Securities and Exchange Commission (the "Staff"), the Company formally requested the Staff's concurrence with the contemplated change in accounting principle. The Company desired to include the change in accounting principle in its consolidated financial statements for the year ended December 31, 1999. The Company received verbal notification from the Staff around 3:00 P.M. on Thursday, March 30, 2000 and facsimile notification at 4:17 P.M. on that day. The Company had two versions of the Form 10-K (one with and one without the accounting change) as a contingency in the event no response was received from the Staff, and was prepared to file the version without the change in accounting principle. Once oral notification was received from the Staff at 3:00 P.M. on March 30, 2000, the Company attempted to convert its word processing files to EDGAR format for the version with the change in accounting principle but was unable to do so prior to the filing deadline of 5:30 P.M. The Company will file the Form 10-K via EDGAR promptly following this filing.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          James G. Overley                             770          795-4650
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                  (Name)                         (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Form 10-K will be filed promptly following this Form 12b-25 for the reasons described above.


                                   TRISM, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 2000             By  /s/ James G. Overley
    -------------------            ---------------------------------------------
                                   James G. Overley, Senior Vice President and
                                   Treasurer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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